RECEIVED

2007 JUN 12

GYRUS GROUP PLC

410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
+44 (0) 118 921 9750 TEL
+44 (0) 118 921 9850 FAX
www.gyrusgroup.com

07024370

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

PROCESSED
JUN 1 5 2007
THOMSON FINANCIAL

SUPPL

11th June 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public:

- Two Stock Exchange announcements regarding Director / PDMR Shareholding dated 8 June 2007.
- Stock Exchange announcement regarding Block Listing Interim Review dated 8 June 2007.
- Stock Exchange announcement regarding Director / PDMR Shareholding dated 6 June 2007.
- Stock Exchange announcement regarding Director / PDMR Shareholding dated 4 June 2007.
- Stock Exchange announcement regarding Appointment of CEO dated 1 June 2007.
- Stock Exchange announcement regarding Total Voting Rights dated 31 May 2007.
- Stock Exchange announcement regarding Holding(s) in Company dated 24 May 2007.
- Stock Exchange announcement regarding Director / PDMR Shareholding dated 11 May 2007.
- Companies House Form 288b on terminating appointment as director or secretary dated 30 May 2007.
- Five forms on Notice of Allotment of Shares dated 5 June 2007.
- Notice of Allotment of Shares dated 29 May 2007.
- Two forms on Notice of Allotment of Shares dated 24 May 2007.
- Notice of Allotment of Shares dated 22 May 2007.
- Notice of Allotment of Shares dated 21 May 2007.

6/12

GYRUS GROUP PLC

- Three forms on Notice of Allotment of Shares dated 9 May 2007.

Yours sincerely,

Yomi Akisanya

Enc.

Regulatory Announcement

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RECEIVED

2007 JUN 12 A 9: 50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	15:30 08-Jun-07
Number	0677Y

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, advises that on 10 May 2007 under its annual grant to employees, the Company granted Conditional Awards to acquire 1p shares to the following Persons Discharging Managerial Responsibility:

	Number of shares	Total market value of shares under conditional award
Charlie Goodwin (President, Gyrus ACMI Surgical Division)	20,000	£96,450
Bob Hoxie (President, Gyrus ACMI ENT Division)	20,000	£96,450
Andy Zappas President, Gyrus ACMI Urology and Gynaecology Division	20,000	£96,450

The market value of the shares is based on 482.25p per share.

These awards were made under the Gyrus 2005 Long Term Incentive Plan approved by shareholders at the Company's Annual General Meeting on 25 April 2005. The performance conditions have also been approved by the Remuneration Committee of the Board.

The resultant holdings of the above persons following this notification are as follows:

Mr Goodwin: Options over 10,000 (0.01%) ordinary shares and conditional awards over 124,451 (0.08%) ordinary shares.

Mr Hoxie: Share options over 20,000 (0.01%) ordinary shares and conditional awards over 124,451 (0.08%) ordinary shares.

Mr Zappas: Share options over 5,000 (0.01%) ordinary shares and conditional awards over 124,451 (0.08%) ordinary shares.

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary
Address: Gyrus Group plc
410, Wharfedale Road,

Winnersh Triangle, Wokingham
RG41 5RA
Telephone: 0118 921 9750

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	15:24 08-Jun-07
Number	0675Y

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has received notification from Robert Hoxie, President, Gyrus ACMI ENT Division (Person Discharging Managerial Responsibility), that on 5th June 2007 he exercised options under the Gyrus Group US Stock Option Plan over 15,000 ordinary shares of 1p each at an exercise price of £2.135 per share.

Subsequently, all 15,000 shares arising from the exercise were sold at a price of £4.85 per share on 5th June 2007 on the London Stock Exchange.

After the sale, Robert Hoxie retains an interest in approximately 144,451 shares, representing approximately 0.09% of the Company's issued ordinary share capital, as a result of option and LTIP schemes.

This notice is given in fulfilment of the obligation under DTR 3.1.4 R (1) (a).

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle, Wokingham
RG41 5RA

Telephone: 0118 921 9750

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Blocklisting Interim Review
Released	15:20 08-Jun-07
Number	0672Y

BLOCK LISTING SIX MONTHLY RETURN

1. **Name of company:** Gyrus Group Plc

2. **Names of schemes:**

    (a) Gyrus 1997 Approved Share Option Scheme
    (b) Gyrus 1997 Unapproved Share Option Scheme
    (c) Gyrus Group Plc US Stock Option Plan

3. **Period of return:** 9th December 2006 to 8th June 2007

4. **Balance under schemes from previous return:**

    (a) 209,964 ordinary 1p shares
    (b) 1,186,338ordinary 1p shares
    (c) 853,605ordinary 1p shares

5. **Number of shares issued/allotted under schemes during period:**

    (a) 95,147
    (b) 685,197
    (c) 325,098

6. **Balance under schemes not yet issued/allotted at the end of period:**

    (a) 114,817
    (b) 501,141
    (c) 528,507

7. **Number and class of share (s) originally listed and the date of admission:**

    (a) 230,987 ordinary 1p shares
    (b) 1,187,574 ordinary 1p shares
    (c) 1,043,000 ordinary 1p shares

    All listed and admitted on 9th June 2006

    Total number of shares in issue at the end of the period:

    147,901,226 Ordinary 1p shares and 2,246,370 Deferred Redeemable 50p shares (with no voting rights attached).

Contact details:

Name: Yomi Akisanya

Assistant Company Secretary
Address: Gyrus Group plc
410, Wharfedale Road,
Winnersh Triangle, Wokingham
RG41 5RA
Telephone: + (44) 0118 921 9750

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	07:00 06-Jun-07
Number	8422X

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has received notifications from its Chairman, Brian Steer (former Executive Chairman), and the Chief Financial Officer, Simon Shaw, that on 5th June 2007 they exercised options over 680,850 shares of 1p each as follows:

Brian Steer

586,066 options over ordinary shares issued at an average exercise price of £2.403 per share

Simon Shaw

94,784 options over ordinary shares issued at an average exercise price of £1.975 per share

Subsequently, all 680,850 shares arising from the exercise were sold at an average price of £4.836 per share.

After the sale, Brian Steer retains an interest in approximately 1,079,672 shares, representing approximately 0.7% of the Company's issued ordinary share capital as a result of option and LTIP schemes, which are subject to performance conditions, and direct investments by him.

After the sale, Simon Shaw retains an interest in approximately 482,189 shares, representing approximately 0.3% of the Company's issued ordinary share capital, as a result of option and LTIP schemes, which are subject to performance conditions, and direct investments by him.

This notice is given in fulfilment of the obligation under DTR 3.1.4.

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	17:21 04-Jun-07
Number	7543X

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, advises that on 10 May 2007 under its annual grant to employees, the Company granted conditional awards to acquire ordinary shares of 1p each ('Ordinary Shares') to the following persons:

	Number of Ordinary Shares	Total market value of Ordinary Shares under conditional award
B L Steer (Chairman) (former Executive Chairman)	15,000	£72,337.5
G R Davis (Chief Executive Officer)	40,000	£192,900
SJB Shaw (Chief Financial Officer)	40,000	£192,900

The market value of the said Ordinary Shares is based on 482.25p per share.

These awards were made under the Gyrus 2005 Long Term Incentive Plan approved by shareholders at the Company's Annual General Meeting on 25 April 2005. The performance conditions have also been approved by the Remuneration Committee of the Board.

The resultant holdings of the above persons following this notification are as follows:

Mr Steer: 572,865 (0.39%) of the issued share capital of the Company, share options over 644,547 ordinary shares and conditional awards over 448,326 ordinary shares.

Mr Davis: 4,000 (0.003 %) of the issued share capital of the Company, share options over 220,073 ordinary shares and conditional awards over 361,887 ordinary shares.

Mr Shaw: 18,000 (0.01 %) of the issued share capital of the Company, share options over 200,603 ordinary shares and conditional awards over 358,370 ordinary shares.

END

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Regulatory Announcement

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Appointment of CEO
Released	07:00 01-Jun-07
Number	5783X

1st June 2007

Gyrus Group PLC

Appointment of Chief Executive

Reading, UK – Gyrus Group (GYG.L) a leading supplier of medical devices which reduce trauma and complications in surgery, announces that Roy Davis, currently Chief Operating Officer, will become Chief Executive of Gyrus Group PLC with immediate effect.

As Chief Operating Officer, Roy Davis (51) has driven the ongoing process of improving operating margins whilst overseeing the smooth integration of ACMI, which Gyrus acquired for $497 million in 2005. Roy has over 25 years of line management and strategic consulting experience and was a Non Executive Director of Gyrus from its flotation in 1997 to 2003 when he became COO. Since joining Gyrus, Roy has been instrumental in introducing global operational improvement initiatives including "Lean Manufacturing" and R&D process improvements to deliver greater operational and development effectiveness. More recently, he has been responsible for all aspects of operations including managing the integration process of Gyrus and ACMI, which is aimed at improving operating performance while positioning the company for future growth.

Brian Steer, Non Executive Chairman, of Gyrus said:
"Gyrus has grown from a small loss-making technology company into a profitable FTSE 250 Medical Device business with revenues of over £200 million and a market capitalisation of over £700 million. This has been achieved both through organic growth and acquisitions. Roy has led the integration of these acquisitions and has driven a complete Operations and R&D restructuring programme, which has delivered significant margin improvement. His promotion is well deserved and follows an extensive review of internal and external candidates. I will remain as Chairman of the Group and believe with Roy at the helm supported by Simon Shaw and a strong management team we will continue to drive this business forward."

Roy Davis, Chief Executive, of Gyrus said:
"I am delighted and honoured to become CEO of Gyrus. The Company is well positioned for the future with strong management, great people and world-class technologies. I look forward to leading the company to further success."

As previously disclosed, Brian Steer (73), will relinquish his executive role with the appointment of the CEO and becomes non-executive Chairman as from today.

Enquiries:

Gyrus Group PLC		01189 219 750
Brian Steer	Chairman	
Roy Davis	Chief Executive	0777 400 5693
Financial Dynamics		0207 831 3113
Ben Atwell		

Notes to Editors:

Prior to joining Gyrus as Chief Operating Officer, Roy was Chief Executive of NTERA, a nanotechnology

business based in Dublin and Geneva. Before that, he spent nearly ten years at the global management consulting company, Arthur D.Little, where he was Vice President and Global Head of its Operations Management practice and Managing Director of the UK & Scandinavia for C-Quential, its Telecoms, Information, Media and Electronics business. He has also held senior operational positions at Reuters, Tricom and Molex in the US, Taiwan and Europe. He has an MBA from London Business School and a BSc (Hons) Degree in Mechanical Engineering from Southhampton University.

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	14:11 31-May-07
Number	5418X

GYRUS GROUP PLC (the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 31 May 2007, the issued share capital and voting rights of the Company are as follows:

147,185,334 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 147,185,334.

Shareholders may use the total voting rights figure of 147,185,334 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 May 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

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RECEIVED

2007 JUN 12 A 9:49

Regulatory Announcement

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:12 24-May-07
Number	1609X

Gyrus Group plc
24 May 2007

Gyrus Group plc ("the Company")

In conformity with the Transparency Directive, the Company would like to notify the market of the following;

The Company was informed on 23 May 2007 that, as of 21 May 2007, FMR Corp now holds an interest in 7,359,346 ordinary shares of 1p each in the Company, representing approximately 5.00% of the voting rights over the Company's issued share capital.

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	15:58 11-May-07
Number	4845W

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has received notification from Charles Goodwin, Vice President, Gyrus ACMI Surgical Division, that on 11th May 2007 he exercised options under the Gyrus Group US Stock Option Plan over 25,000 ordinary shares of 1p each at an exercise price of £2.135 per share.

Subsequently, all 25,000 shares arising from the exercise were sold at a price of £4.76 per share.

This notice is given in fulfilment of the obligation under DTR 3.1.4.

END

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Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company Name in full	GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	30	04	2007

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title	DR.	*Honours etc	
Forename(s)	CHARLES		
Surname	GOODSON-WICKES		

	Day	Month	Year
†Date of Birth	07	11	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 30/05/07

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver)~~

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA. Tel 0118 921 9724
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
for the record

RECEIVED
2007 JUN 12

OFFICE OF ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1000	1000	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£197.5P	330P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05.06.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver.~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2147		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	155P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,147
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05.06.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	950		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	2.025P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 950
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5.06.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

RECEIVED
2007 JUN 12 A 8:40

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£3.115		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 05.06.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD WINNERSH TRIANGLE
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

RECEIVED

2007 JUN 12 A 8:40

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2000	1045	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£2.135	£2.845	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	Class of shares allotted ORDINARY	Number allotted 3,045
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05.06.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2007 JUN 12 A 3:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	22	
Month	05	
Year	2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1250	1140	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	330P	405P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,390
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29.05.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

2007 JUN 12 A 9:40

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2195	570	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	155P	405P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED A/C SCHEMES Address: PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEW CSTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY ORDINARY	Number allotted 2,195 570
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24.05.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	213.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES	Class of shares allotted	Number allotted
Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEW CSTLE UPON TYNE	ORDINARY	10,000
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.05.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA

410, WHARFEDALE ROAD, WINNERSH TRIANGLE,

WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724

DX number DX exchange

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 9:40

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	772		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	213.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 772
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 22.05.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 9219724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2209	3414	1134
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	155P	330P	202.5P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1367	85000	39286
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	285P	213.50	213.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2385		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	311.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED A/C SCHEMES Address: PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY ORDINARY	Number allotted 123,036 11,759
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/5/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:49

OFFICE OF COMPANIES REGISTRATION
CORPORATE ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3982	500	
Nominal value of each share	10P	10P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.695	£1.550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES	Class of shares allotted	Number allotted
Address P O BOX 1025, COMMERICAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	4482
UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/5/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3156		
Nominal value of each share	10P		
Amount (if any) paid or due on each share *(including any share premium)*	2.025P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 3,156
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/5/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1669		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	2.025P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,669
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 9/5/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE.
WOKINGHAM. RG41 5RA Tel 0118 9219724
DX number DX exchange

END